Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qifu Technology, Inc.

奇富科技股份有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

POLL RESULTS OF THE 2024 ANNUAL GENERAL MEETING

The board of directors of Qifu Technology, Inc. (the “Company”) is pleased to announce that the resolution as set out in the notice of the 2024 annual general meeting of shareholders of the Company dated May 8, 2024 were duly passed at our 2024 annual general meeting of the Company held on June 27, 2024.

By order of the Board
Qifu Technology, Inc.
Alex Zuoli Xu
Director and Chief Financial Officer

Hong Kong, June 27, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao and Mr. Eric Xiaohuan Chen as Independent Directors.